UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Exodus Movement, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30209R106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30209R106

(1)	Names of reporting persons Jon Paul Richardson
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 9,533,589 (1) (2)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 9,533,589 (1) (2)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 9,533,589 (1) (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 35.43% (2) (3) (4)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of 236,052 shares of Class A Common Stock and 9,297,537 shares of Class B Common Stock. The 236,052 shares of Class A Common Stock included herein includes 41,873 shares of Class A Common Stock vesting 60 days after the quarter ended September 30, 2024.

(2)	Shares of Class B Common Stock are convertible at any time on a share-for-share basis into Class A Common Stock.
(3)

Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 6,567,199 shares of Class A Common Stock outstanding as of October 31, 2024 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2024 and (ii) 20,337,375 shares of Class B Common Stock outstanding as of September 30, 2024 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2024. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 20,337,375 shares of Class B Common Stock outstanding as of September 30, 2024, as provided by the Issuer in its Form 10-Q for the quarter ended September 30, 2024. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13G	Page ___ of ___

Item 1.

(a) Name of issuer

Exodus Movement, Inc.

(b) Address of issuer’s principal executive offices:

15418 Weir Street #333 Omaha, NE 68137

Item 2.

(a) Name of person filing:

Jon Paul Richardson

(b) Address or principal business office or, if none, residence:

The principal business office of the Reporting Person is 15418 Weir Street #333 Omaha, NE 68137.

(c) Citizenship:

United States of America

(d) Title of class of securities:

Class A Common Stock

(e) CUSIP No.:

30209R106

Item 3.

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

See response to Item 9 on cover page.

(b) Percent of class:

See response to Item 11 on cover page.

SCHEDULE 13G	Page ___ of ___

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See response to Item 5 on cover page.

(ii) Shared power to vote or to direct the vote

See response to Item 6 on cover page.

(iii) Sole power to dispose or to direct the disposition of

See response to Item 7 on cover page.

(iv) Shared power to dispose or to direct the disposition of

See response to Item 8 on cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not Applicable.

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints each of James Gernetzke and Veronica McGregor, signing singly, as the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director, or beneficial owner of the shares of Class A Common Stock, par value $0.000001 per share, of Exodus Movement, Inc., a Delaware corporation (the “Issuer”), the Statement on Schedule 13D (or Schedule 13G, if applicable) in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Statement on Schedule 13D (or Schedule 13G, if applicable) and all amendment(s) thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grant to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Issuer assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until each of the undersigned is no longer required to file a Statement on Schedule 13D or Schedule 13G with respect to each of the undersigned’s holdings of and transactions in securities issued by the Issuer, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of the 18th day of November 2024.

Date: November 18, 2024	Signature:	/s/ Jon Paul Richardson
	Name:	Jon Paul Richardson

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2024	Signature:	/s/ James Gernetzke
	Name:	James Gernetzke